Exhibit 99.1

PRESS RELEASE

Gerdau S.A. through its subsidiary Gerdau Holdings Inc. issues

US$ 1.25 billion 7.00% bonds

Gerdau S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) announces today that it has launched and priced ten-year bonds in the international capital markets through its subsidiary Gerdau Holdings Inc. The bonds will be unconditionally and irrevocably guaranteed by Gerdau’s Brazilian companies, namely Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A.

Final terms and conditions:

Issuer	Gerdau Holdings Inc.

Guarantors	Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A.

Ratings	S&P: BBB- / Fitch: BBB-

Aggregate principal amount	US$ 1,250,000,000.00

Format	144A / Reg S

Trade day	November 18, 2009

Settlement date	November 24, 2009 (T+4)

Maturity	January 20, 2020

Interest payment dates	January 20 and July 20, commencing July 20, 2010

Coupon	7.00%, semi-annual in arrears; 30/360 count basis

Clearing	The Depository Trust Company (DTC) / Euroclear / Clearstream

Listing	Luxembourg Stock Exchange (Euro MTF)

The geographic distribution of the offering is as follows: 67% North America, 25% Europe and 8% Asia, Middle East and Latin America.  The majority of buyers of the bonds were Asset Managers, Private Bankers, Insurance Companies and Pension Funds. The net proceeds from the sale of the bonds will be used for the repayment of the Company’s short and medium-term indebtedness and will not represent an increase on its current level of indebtedness.

This notice shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the bonds in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. The bonds are being offered to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended, and to non-U.S. persons in offshore transactions outside the United States in accordance with Regulation S thereunder. The bonds have not been registered under the Securities Act or any state securities laws, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements.

Rio de Janeiro, November 18, 2009.

Osvaldo Burgos Schirmer

Executive Vice President

Director of Investor Relations